Exhibit 12.1

EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions, except financial ratios, share and per share data)

		2010	2009	2008	2007	2006
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENT OF SALES
A	Net income attributable to Innospec Inc.	$73.7	$6.4	$12.5	$29.5	$11.4
B	Net sales	$683.2	$598.5	$640.5	$602.4	$532.1
A % of B		10.8%	1.1%	2.0%	4.9%	2.1%

2. EFFECTIVE INCOME TAX RATE AS A PERCENT
C	Income taxes	$(3.0)	$11.9	$6.3	$18.2	$20.4
D	Income before income taxes	$70.7	$18.3	$18.9	$47.8	$31.9
C % of D		-4.2%	65.0%	33.3%	38.1%	63.9%

3. CURRENT RATIO
E	Current assets	$321.9	$282.9	$256.6	$256.1	$305.3
F	Current liabilities	$158.9	$179.9	$188.1	$160.7	$142.9
	Ratio of E to F	2.0	1.6	1.4	1.6	2.1

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G	Net income attributable to Innospec Inc.	$73.7	$6.4	$12.5	$29.5	$11.4
H	Basic shares outstanding	23,756	23,642	23,595	23,920	24,141
I	Diluted shares outstanding	24,814	24,714	24,391	24,838	25,339
G/H	Basic earnings per share attributable to Innospec Inc.	$3.10	$0.27	$0.53	$1.23	$0.47

G/I	Diluted earnings per share attributable to Innospec Inc.	$2.97	$0.26	$0.51	$1.19	$0.45

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.